Exhibit 12.1
Ratio of Earnings to Fixed Charges
(dollars in millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013

Income before income taxes	$1,142.8	$1,043.9	$744.8	$1,008.5	$635.3
Less:
Undistributed income (loss) of investees accounted for under the
equity method	(9.7)	1.6	7.0	3.0	4.3
Adjusted earnings before fixed charges	1,152.5	1,042.3	737.8	1,005.5	631.0
Add fixed charges:
Interest expense	174.7	163.5	165.5	108.1	134.8
Interest credited on reinsurance contracts	502.0	364.7	337.0	451.0	476.5
One-third of rentals	5.2	4.6	4.0	6.4	6.2
Total fixed charges	681.9	532.8	506.5	565.5	617.5
Total earnings plus fixed charges	$1,834.4	$1,575.1	$1,244.3	$1,571.0	$1,248.5

Ratio of earnings to fixed charges	2.7	3.0	2.5	2.8	2.0

Total fixed charges	$681.9	$532.8	$506.5	$565.5	$617.5
Less interest credited on reinsurance contracts	502.0	364.7	337.0	451.0	476.5
Total fixed charges excluding interest credited(1)	$179.9	$168.1	$169.5	$114.5	$141.0
Total earnings plus fixed charges excluding interest credited
under reinsurance contracts(1)	$1,332.4	$1,210.4	$907.3	$1,120.0	$772.0

Ratio of earnings to fixed charges excluding interest credited
under reinsurance contracts(1)	7.4	7.2	5.4	9.8	5.5

(1)	This information is not required, but the Company believes it provides additional useful information on the coverage of fixed charges that are not related to its products.